SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Grove Collaborative Holdings Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

39957D102
(CUSIP Number)

June 16, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 12 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39957D102	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Lone Pine Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 10,502,237 shares of Class A Common Stock (including 10,002,237 shares of Class A Common Stock underlying 10,002,237 shares of Class B Common Stock)*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 10,502,237 shares of Class A Common Stock (including 10,002,237 shares of Class A Common Stock underlying 10,002,237 shares of Class B Common Stock)*
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,502,237 shares of Class A Common Stock (including 10,002,237 shares of Class A Common Stock underlying 10,002,237 shares of Class B Common Stock)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON OO

* The conversion of the shares of Class B Common Stock reported herein is subject to a 9.99% beneficial ownership blocker (the "Blocker") and the percentage set forth in row (11) gives effect to the Blocker. However, rows (6), (8) and (9) show the number of shares of Class A Common Stock that would be issuable upon the conversion of the shares of Class B Common Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Class A Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 39957D102	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS David F. Craver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 10,502,237 shares of Class A Common Stock (including 10,002,237 shares of Class A Common Stock underlying 10,002,237 shares of Class B Common Stock)*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 10,502,237 shares of Class A Common Stock (including 10,002,237 shares of Class A Common Stock underlying 10,002,237 shares of Class B Common Stock)*
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,502,237 shares of Class A Common Stock (including 10,002,237 shares of Class A Common Stock underlying 10,002,237 shares of Class B Common Stock)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON IN

* The conversion of the shares of Class B Common Stock reported herein is subject to the Blocker and the percentage set forth in row (11) gives effect to the Blocker. However, rows (6), (8) and (9) show the number of shares of Class A Common Stock that would be issuable upon the conversion of the shares of Class B Common Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Class A Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 39957D102	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Brian F. Doherty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 10,502,237 shares of Class A Common Stock (including 10,002,237 shares of Class A Common Stock underlying 10,002,237 shares of Class B Common Stock)*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 10,502,237 shares of Class A Common Stock (including 10,002,237 shares of Class A Common Stock underlying 10,002,237 shares of Class B Common Stock)*
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,502,237 shares of Class A Common Stock (including 10,002,237 shares of Class A Common Stock underlying 10,002,237 shares of Class B Common Stock)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON IN

* The conversion of the shares of Class B Common Stock reported herein is subject to the Blocker and the percentage set forth in row (11) gives effect to the Blocker. However, rows (6), (8) and (9) show the number of shares of Class A Common Stock that would be issuable upon the conversion of the shares of Class B Common Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Class A Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 39957D102	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Kelly A. Granat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 10,502,237 shares of Class A Common Stock (including 10,002,237 shares of Class A Common Stock underlying 10,002,237 shares of Class B Common Stock)*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 10,502,237 shares of Class A Common Stock (including 10,002,237 shares of Class A Common Stock underlying 10,002,237 shares of Class B Common Stock)*
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,502,237 shares of Class A Common Stock (including 10,002,237 shares of Class A Common Stock underlying 10,002,237 shares of Class B Common Stock)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON IN

* The conversion of the shares of Class B Common Stock reported herein is subject to the Blocker and the percentage set forth in row (11) gives effect to the Blocker. However, rows (6), (8) and (9) show the number of shares of Class A Common Stock that would be issuable upon the conversion of the shares of Class B Common Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Class A Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 39957D102	13G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Stephen F. Mandel, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 10,502,237 shares of Class A Common Stock (including 10,002,237 shares of Class A Common Stock underlying 10,002,237 shares of Class B Common Stock)*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 10,502,237 shares of Class A Common Stock (including 10,002,237 shares of Class A Common Stock underlying 10,002,237 shares of Class B Common Stock)*
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,502,237 shares of Class A Common Stock (including 10,002,237 shares of Class A Common Stock underlying 10,002,237 shares of Class B Common Stock)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON IN

* The conversion of the shares of Class B Common Stock reported herein is subject to the Blocker and the percentage set forth in row (11) gives effect to the Blocker. However, rows (6), (8) and (9) show the number of shares of Class A Common Stock that would be issuable upon the conversion of the shares of Class B Common Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Class A Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 39957D102	13G	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS Kerry A. Tyler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 10,502,237 shares of Class A Common Stock (including 10,002,237 shares of Class A Common Stock underlying 10,002,237 shares of Class B Common Stock)*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 10,502,237 shares of Class A Common Stock (including 10,002,237 shares of Class A Common Stock underlying 10,002,237 shares of Class B Common Stock)*
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,502,237 shares of Class A Common Stock (including 10,002,237 shares of Class A Common Stock underlying 10,002,237 shares of Class B Common Stock)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%*
12	TYPE OF REPORTING PERSON IN

* The conversion of the shares of Class B Common Stock reported herein is subject to the Blocker and the percentage set forth in row (11) gives effect to the Blocker. However, rows (6), (8) and (9) show the number of shares of Class A Common Stock that would be issuable upon the conversion of the shares of Class B Common Stock in full and does not give effect to the Blocker. Therefore, the actual number of shares of Class A Common Stock beneficially owned by such Reporting Person, after giving effect to the Blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 39957D102	13G	Page 8 of 12 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is Grove Collaborative Holdings, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 1301 Sansome Street, San Francisco, California 94111.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Lone Pine Capital LLC, a Delaware limited liability company ("Lone Pine Capital"), which serves as investment manager to Lone Spruce, L.P., a Delaware limited partnership ("Lone Spruce"), Lone Cascade, L.P., a Delaware limited partnership ("Lone Cascade"), Lone Sierra, L.P., a Delaware limited partnership ("Lone Sierra"), Lone Cypress, Ltd., a Cayman Islands exempted company ("Lone Cypress"), and Lone Monterey Master Fund, Ltd., a Cayman Islands exempted company ("Lone Monterey Master Fund", and together with Lone Spruce, Lone Cascade, Lone Sierra, Lone Cypress and Lone Monterey Master Fund, the "Lone Pine Funds"), with respect to the shares of Class A Common Stock directly held by, and underlying shares of Class B Common Stock directly held by, each of the Lone Pine Funds. Lone Pine Capital has the authority to dispose of and vote the shares of Class A Common Stock directly held by, and underlying the shares of Class B Common Stock directly held by, the Lone Pine Funds;

(ii)	David F. Craver ("Mr. Craver"), Brian F. Doherty ("Mr. Doherty"), Kelly A. Granat ("Ms. Granat"), and Kerry A. Tyler ("Ms. Tyler"), each an Executive Committee Member of Lone Pine Managing Member LLC, which is the Managing Member of Lone Pine Capital, with respect to the shares of Class A Common Stock directly held by, and underlying the shares of Class B Common Stock directly held by, each of the Lone Pine Funds; and

(iii)	Stephen F. Mandel, Jr. ("Mr. Mandel"), the Managing Member of Lone Pine Managing Member LLC, which is the Managing Member of Lone Pine Capital, with respect to the shares of Class A Common Stock directly held by, and underlying the shares of Class B Common Stock directly held by, each of the Lone Pine Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. None of the Reporting Persons directly own any shares of Class A Common Stock.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Class A Common Stock reported herein.

CUSIP No. 39957D102	13G	Page 9 of 12 Pages

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is Two Greenwich Plaza, Greenwich, Connecticut 06830.

Item 2(c).	CITIZENSHIP:

Lone Pine Capital is a limited liability company organized under the laws of the State of Delaware. Mr. Craver, Mr. Doherty, Ms. Granat, Mr. Mandel and Ms. Tyler are United States citizens.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, par value $0.0001 per share, (the "Class A Common Stock").

Item 2(e).	CUSIP NUMBER:

39957D102

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP No. 39957D102	13G	Page 10 of 12 Pages

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentages used in this Schedule 13G are calculated based upon 29,412,877 shares of Class A Common Stock reported to be outstanding as of June 16, 2022 in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 23, 2022, and assumes the conversion of the shares of Class B Common Stock held by the Lone Pine Funds subject to the Blocker.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below, each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 39957D102	13G	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: June 27, 2022

/s/ David F. Craver
David F. Craver, individually and as an Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC

/s/ Brian F. Doherty
Brian F. Doherty, individually and as an Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC

/s/ Kelly A. Granat
Kelly A. Granat, individually and as an Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC

/s/ Stephen F. Mandel, Jr.
Stephen F. Mandel, Jr., individually and as Managing Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC

/s/ Kerry A. Tyler
Kerry A. Tyler, individually and as an Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC

CUSIP No. 39957D102	13G	Page 12 of 12 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: June 27, 2022

/s/ David F. Craver
David F. Craver, individually and as an Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC

/s/ Brian F. Doherty
Brian F. Doherty, individually and as an Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC

/s/ Kelly A. Granat
Kelly A. Granat, individually and as an Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC

/s/ Stephen F. Mandel, Jr.
Stephen F. Mandel, Jr., individually and as Managing Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC

/s/ Kerry A. Tyler
Kerry A. Tyler, individually and as an Executive Committee Member of Lone Pine Managing Member LLC, as Managing Member of Lone Pine Capital LLC